

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 22, 2010

Mr. Kade Thompson
President, Chief Executive Officer, Chief Financial Officer, and Director
Thompson Designs, Inc.
3315 East Russel Road, Suite A-4129
Las Vegas, NV 89120

Re: Thompson Designs, Inc.
       Registration Statement on Form S-1
       Filed October 27, 2010
       File No. 333-170155

Dear Mr. Thompson:

We have reviewed your filing and have the comments below. Where indicated, we think that you should revise the document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 of Regulation C under the Securities Act defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release for the rule, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (Apr. 28, 1992).

Disclosure indicates that Thompson Designs is a development stage company that has no revenues, no assets other than nominal cash and no plans for financing your activities. There is no indication that Thompson Designs has taken any steps to advance its proposed business plan and your business activities to date provide no assurance that you will be able to survive in the short or long term. These and other facts suggest that Thompson Designs' proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise the registration statement to comply with Rule 419.

2. Since Thompson Designs has a sole officer and director, please revise your disclosure throughout that refers to more than one officer and director. For example, refer to the second paragraph on the outside front cover page.

Outside Front Cover Page

3. Please disclose that the minimum investment amount for a single investor is $300.00 for 40,000 shares of common stock. We note the disclosure on page 5.

Interests of Named Experts and Counsel, page 21

4. Please include counsel's address. See paragraph 23 of Schedule A to the Securities Act.

Description of Business, page 21

5. Please describe the sources and availability of raw materials for Thompson Designs' planned products. See Item 101(h)(4)(v) of Regulation S-K.

Description of Property, page 24

6. Please disclose that Thompson Designs' sole director and officer provides office services without charge and that he is under no obligation to continue this arrangement. We note the disclosure in Note 5 to the financial statements on page F-8.

Directors and Executive Officers, page 29

7. Please describe briefly the business experience of Mr. Kade Thompson during the past five years. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 33

8. Please identify any promoter of Thompson Designs, and disclose any transactions with promoters. See Item 404(c) of Regulation S-K.

Available Information, page 33

9. We note the "qualified in their entirety" language. Please note that you may not qualify information in a prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C.

Undertakings, page 36

10. Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Exhibits

11. Please file the subscription agreement being used to subscribe for shares in the offering as an exhibit to the registration statement.

Exhibit 5.1

12. Please have counsel revise the opinion to include counsel's consent to being named in the registration statement. See Rule 436 of Regulation C.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (702) 385-1752 and U.S. Mail
     Puoy K. Premsrirut, Esq.
     Brown, Brown & Premsrirut
     520 South 4th Street, 2nd Floor
     Las Vegas, NV 89101